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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 01 2006
WASH. D.C. 209

SEC FILE NUMBER
8- 41988

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2005__ AND ENDING __December 31, 2005__
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hennion & Walsh, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

__2001 Route 46 Waterview Plaza__
(No. and Street)

__Parsippany__   __NJ__   __07054__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Deborah Williams__   __973-299-8989__
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Louis Sternbach & Company, LLP__
(Name – *if individual, state last, first, middle name*)

__1333 Broadway__	__New York__	__NY__	__10018__
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 2 5 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___William Walsh___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Hennion & Walsh, Inc.___ , as of ___December 31___ , 20_05_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

President

Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HENNION & WALSH, INC.

ACCOUNTANTS' REPORT

FINANCIAL STATEMENTS AND EXHIBITS

Independent Auditors' Report

Statement of Financial Condition as of December 31, 2005

Statement of Income for the year ended December 31, 2005

Statement of Changes in Shareholders' Equity for the year ended December 31, 2005

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
for the year ended December 31, 2005

Statement of Cash Flows for the year ended December 31, 2005

Notes to Financial Statements

Schedules:

Computation of Net Capital

Computation of Aggregate Indebtedness

Computation for Determination of Reserve Requirements for Brokers and Dealers
Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

Reconciliation of Net Capital to Submitted Unaudited Net Capital

Computation of Basic Net Capital Requirement

Auditors' Report on Internal Control

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Hennion & Walsh, Inc.

We have audited the accompanying statement of financial condition of Hennion & Walsh, Inc. as of December 31, 2005, and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hennion & Walsh, Inc. as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountants

January 25, 2006
New York, New York

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2005

ASSETS

Cash in bank and on hand	$ 55,403
Receivable from brokers and dealers	1,289,619
State and Municipal Government Obligations - long position, at market value	4,774,463
Investment securities, at market value	67,620
Interest receivable - State and Municipal Government Obligations	68,452
Miscellaneous receivables and prepaid expenses	70,325
Deposit with clearing organization	28,388
Office furniture, fixtures and equipment, at cost, less accumulated depreciation of $137,078	65,578
Security deposits	125,000
	$6,544,848

The accompanying notes are an integral part of theses financial statements

LIABILITIES AND SHAREHOLDERS' EQUITY

Payable to brokers and dealers		$3,260,145
State and Municipal Government Obligations - short position, at market value		32,650
Accounts payable, accrued expenses and taxes		624,727
		3,917,522

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY

Common stock		
Authorized 2,500 shares, no par value		
Issued and outstanding 250 shares	$ 15,000	
Capital in excess of par value	173,402	
Undistributed Sub-Chapter S income	2,438,924	
Total Shareholders' Equity		2,627,326
		$6,544,848

INCOME

Trading profits		$ 11,151,531
Commission income		877,277
Interest income		383,329
Miscellaneous income		312,013
Total Income		12,724,150

EXPENSES

Employee compensation and benefits	$ 6,651,565	
Floor brokerage, exchange and clearance fees	1,011,058	
Communications and data processing	285,657	
Interest	285,632	
Occupancy	447,849	
Other expenses	1,992,000	
Total Expenses		10,673,761

NET INCOME BEFORE PROVISION FOR INCOME TAXES		2,050,389
PROVISION FOR INCOME TAXES		27,708
NET INCOME		$2,022,681

The accompanying notes are an integral part of theses financial statements

HENNION & WALSH, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2005

BALANCE - JANUARY 1, 2005	$2,031,289
Add: Net income	2,022,681
	4,053,970
Less: Shareholder withdrawals	1,426,644
BALANCE - DECEMBER 31, 2005	$2,627,326

The accompanying notes are an integral part of theses financial statements

HENNION & WALSH, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2005

BALANCE - JANUARY 1, 2005 $ -0-

BALANCE - DECEMBER 31, 2005 $ -0-

The accompanying notes are an integral part of theses financial statements


HENNION & WALSH, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005


CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$2,022,681
Depreciation and amortization	26,500
Net (decrease) in operating assets and liabilities, detailed below	(775,729)
Net Cash Provided by Operating Activities	1,273,452

CASH FLOWS FROM INVESTING ACTIVITIES

Shareholders' withdrawals	(1,426,644)
Net Cash Used in Investing Activities	(1,426,644)

CASH FLOWS FROM FINANCING ACTIVITIES

	-0-
Net decrease in cash	($ 153,192)

CASH - JANUARY 1, 2005

	208,595

CASH - DECEMBER 31, 2005

	$ 55,403

OPERATING ASSETS AND LIABILITIES

(Increase) decrease - receivable from brokers and dealers	($ 534,698)
(Increase) decrease - State and Municipal Government Obligations, at market value	(400,701)
(Increase) decrease - investment securities, at market value	59,321
(Increase) decrease - interest receivable - State and Municipal Government Obligations	(7,794)
(Increase) decrease - miscellaneous receivables and prepaid expenses	(8,575)
(Increase) decrease - deposit with clearing organization	(571)
Increase (decrease) - payable to brokers and dealers	318,203
Increase (decrease) - accounts payable, accrued expenses and taxes	(176,842)
Increase (decrease) - State and Municipal Government Obligations - short position, at market value	(24,072)

(INCREASE) IN OPERATING ASSETS AND LIABILITIES

	($ 775,729)

SUPPLEMENTAL CASH FLOW INFORMATION

Amount paid for:	
Interest expense	$ 285,632
Income taxes	$ 16,151


The accompanying notes are an integral part of theses financial statements


HENNION & WALSH, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

NOTE 1 - ACCOUNTING POLICIES
The following is a summary of significant accounting policies followed by the Company in the preparation of these financial statements.

TRANSACTIONS
State and Municipal Obligation transactions are recorded on a settlement date basis, generally the third business day following the transaction date, unless the difference between settlement and trade date is significant to the Company's financial statements.

INVENTORY VALUATION
State and Municipal Obligations are stated at market value and the resultant gain or loss is reflected in the Statement of Income.

FIXED ASSETS
Depreciation has been provided primarily by the use of the straight-line method over the estimated useful life of the assets.

Maintenance and repair costs are charged to operations as incurred; renewals and betterments are charged to the appropriate asset account.

On retirement or sale of property, the respective property accounts are reduced by the cost of the property retired or sold, accumulated depreciation thereon is eliminated, and the resulting profits and losses are credited or charged to operations.

NOTE 2 - COMMITMENTS AND CONTINGENT LIABILITIES
The Company's future minimum lease commitments under real estate leases are as follows:

Year Ended	
December 31, 2006	$ 432,951
December 31, 2007	435,589
December 31, 2008	435,589
December 31, 2009	435,589
December 31, 2010 and thereafter	1,413,157
	$3,152,875

Counsel for the Company advises that there is no litigation of a material nature pending against the Company.

The Company is currently involved in several proceedings by the NASD. Management believes that none of these proceedings will have an adverse material effect on the financial position of the Company.

Except as noted above, the Company has no other commitments or contingent liabilities, nor any off-balance sheet risk.

HENNION & WALSH, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

NOTE 3 - INCOME TAXES

The Company, with the consent of its shareholders, has elected to have its income or loss reported directly by the shareholders under provisions of Sub-Chapter S of the Internal Revenue Code. Therefore, there is no provision for Federal Income Taxes. Beginning in 1994, the Company has elected to be taxed under the S-Corporation rules for the State of New Jersey.

NOTE 4 - FAIR VALUE

The carrying amounts reflected in the balance sheet for cash, receivables, securities and payables to brokers and dealers approximate their respective fair values.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered municipal securities broker and member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule which requires that the Company maintain net capital, as defined, or $250,000, whichever is greater. At December 31, 2005 the Company had a net capital of $2,069,294 which exceeded the requirements by $1,819,294.

NOTE 6 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 7 - CONCENTRATIONS OF CREDIT RISK

The Company is engage in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

HENNION & WALSH, INC.

COMPUTATION OF NET CAPITAL

AS OF DECEMBER 31, 2005

TOTAL SHAREHOLDERS' EQUITY		$2,627,326
TOTAL SHAREHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL		$2,627,326
DEDUCTIONS OR CHARGES		
Non-allowable assets		
Net book value of fixed assets	$ 65,578	
Miscellaneous receivables	68,804	
Other	125,000	
Total Non-Allowable Assets		259,382
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		2,367,944
HAIRCUTS		
State and Municipal Government Obligations	$287,198	
Other securities	11,452	298,650
NET CAPITAL		$2,069,294

The accompanying notes are an integral part of theses financial statements

HENNION & WALSH, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS

AS OF DECEMBER 31, 2005

TOTAL AGGREGATE INDEBTEDNESS LIABILITIES

Accounts payable, accrued expenses and taxes	$624,727
TOTAL AGGREGATE INDEBTEDNESS	$624,727
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	30.19%

The accompanying notes are an integral part of theses financial statements

HENNION & WALSH, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2005

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

The accompanying notes are an integral part of these financial statements

HENNION & WALSH, INC.

RECONCILIATION OF NET CAPITAL TO SUBMITTED UNAUDITED NET CAPITAL

AS OF DECEMBER 31, 2005

NET CAPITAL PER UNAUDITED X17A-5 $2,069,294

NET CAPITAL PER AUDITED REPORT $2,069,294

HENNION & WALSH, INC.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

AS OF DECEMBER 31, 2005

MINIMUM NET CAPITAL REQUIRED -
   6 2/3% OF TOTAL AGGREGATE INDEBTEDNESS $ 41,648

MINIMUM DOLLAR NET CAPITAL REQUIREMENT
   OF REPORTING DEALER $ 250,000

NET CAPITAL REQUIREMENT $ 250,000

EXCESS NET CAPITAL

   (Net capital less net capital requirement) $1,819,294

EXCESS NET CAPITAL AT 1,000%

   (Net capital less 10% of aggregate indebtedness) $2,006,821

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Auditors' Report on Internal Contol

To the Board of Directors
Hennion & Walsh, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Hennion & Walsh, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material aspects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Louis Sternbach + Company, LLP

Certified Public Accountants

January 25, 2006
New York, New York